 UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
Under the Securities Exchange Act of 1934

SOL-GEL TECHNOLOGIES LTD.
(Translation of registrant’s name into English)

For the month of August 2022

7 Golda Meir Street
Ness Ziona 7403650, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

On August 4, 2022, Sol-Gel Technologies Ltd. (the “Company”) issued a press release announcing the Company’s financial results for the quarter ended June 30, 2022. In addition, the Company is submitting with this Form 6-K its unaudited condensed consolidated financial statements as of June 30, 2022 and for the three and six months then ended.

Attached hereto are the following exhibits:

Exhibit 99.1	Press release dated August 4, 2022

Exhibit 99.2	Unaudited condensed consolidated financial statements as of June 30, 2022 and for the three and six months then ended

Exhibits 99.1 (other than the two paragraphs immediately preceding the heading “Second Quarter 2022 and Recent Corporate Developments”) and 99.2 are hereby incorporated by reference into the Company's Registration Statement on Form S-8 (Registration No. 333-223915) and its Registration Statements on Form F-3 (Registration Nos. 333-230564 and 333-264190).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SOL-GEL TECHNOLOGIES LTD.

Date: August 4, 2022	By:	/s/ Gilad Mamlok
Gilad Mamlok
Chief Financial Officer